Rio Narcea Gold Mines, Ltd.

C/ Secundino Roces Riera, 3-2° • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com



NEWS RELEASE

August 4, 2006

Trading Symbol: TSX: RNG
Amex: RNO

Rio Narcea Buys Back Aguablanca Nickel Royalty

Toronto, Ontario– **Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or "the Company")** announces it has exercised its right to buy back the royalty formerly payable to Atlantic Copper, S.A. ("AC"). The lump sum cost of this buy-back is US$6 million, with payment to be completed within 15 days.

On July 5, 2001 the Company acquired from AC participation rights in a consortium with the Spanish state. The consortium is the holder of 100% of certain mineral rights located in various areas of southern Spain, which included the Aguablanca mine property. The original acquisition price payable to AC for these participation rights included a production royalty in respect of the mineral rights held by the consortium. In terms of the acquisition agreement with AC, the Company had the option to pay a lump sum of US$6 million to AC in exchange for all future royalty payments. This option has now been exercised.

The royalty payable to AC was applicable to Aguablanca mine production from August 2006 onward and comprised variable payments dependent on combined nickel and copper prices. For example, for prices of nickel and copper of US$3.70/lb. and US$1.20/lb. or above, respectively, the undiscounted life-of-mine payments to AC would have amounted to approximately US$25 million (approximately US$20 million discounted at 5%).

A royalty amounting to 1% of the net smelter return ("NSR") was also applicable to production from any other future project within the various mineral rights areas held by the consortium. This 1% NSR obligation has now also ceased as a result of the Company exercising its option with AC.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it's at El Valle and Carlés projects in northern Spain. Closure of the northern Spanish gold mines is planned for the end of 2006. Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements
This press release may contain certain "forward looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.
Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth
Roth Investor Relations, Inc.
Tel. +1 732 792 2200
Email: michelleroth@rothir.com

Web Site: www.rionarcea.com